Exhibit 99.2

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

17 December 2018

RECOMMENDED ALL-SHARE MERGER
of
BARRICK GOLD CORPORATION
and
RANDGOLD RESOURCES LIMITED

COURT SANCTION OF SCHEME OF ARRANGEMENT AND NEW BARRICK TICKER SYMBOL

Scheme sanction by Jersey Court

Randgold Resources Limited (“Randgold”) announces that the Royal Court of Jersey has today sanctioned the scheme of arrangement under Article 125 of the Companies (Jersey) Law, 1991 (the “Scheme”) by which the recommended share-for-share merger (the “Merger”) of Randgold and Barrick Gold Corporation (“Barrick”) is being implemented.

All Conditions of the Scheme have now been satisfied or waived but for the delivery to the Jersey Registrar of a copy of the Court Order, which is expected to take place on 1 January 2019. Appendix 1 to this announcement sets out an updated expected timetable for the Merger, which supersedes the indicative timetable set out in the announcement dated 13 November 2018.

An application has been made for the suspension of trading in Randgold Shares on the London Stock Exchange’s main market for listed securities and the listing of Randgold Shares on the premium listing segment of the UK Listing Authority’s Official List. An application has also been made for the suspension of trading in Randgold ADSs on NASDAQ. The suspensions of the Randgold Shares and Randgold ADSs are, respectively, expected to take effect from 7.30 a.m. (Greenwich Mean Time) and 4.00 a.m. (Eastern Time) on 31 December 2018. Randgold has applied for the de-listing of Randgold Shares from the premium listing segment of the UK Listing Authority’s Official List and the cancellation of the admission to trading of Randgold Shares on the London Stock Exchange’s main market for listed securities and, subject to the Scheme becoming effective, are expected to take effect at 8.00 a.m. (Greenwich Mean Time) on 2 January 2019. Randgold has also applied to NASDAQ to de-list the Randgold ADSs and, subject to the Scheme becoming effective, the de-listing of Randgold ADSs is expected to take effect at 4.00 a.m. (Eastern Time) on 2 January 2019.

New Barrick ticker symbol

Barrick intends to change its ticker symbol on the NYSE from “ABX” to “GOLD”, which is the symbol under which Randgold ADSs currently trade on NASDAQ. Randgold and Barrick have applied to NASDAQ and the NYSE to reserve the ticker for use by the combined group on the NYSE following completion of the Merger and it is anticipated that Barrick’s NYSE ticker symbol will change from “ABX” to “GOLD” in time for NYSE market open on 2 January 2018. Barrick’s ticker symbol on the TSX will not change and the combined group will continue to trade on the TSX under the “ABX” ticker following completion of the Merger.

Full details of the Merger are set out in the scheme document dated 4 October 2018 (the “Scheme Document”). Capitalised terms used but not otherwise defined in this announcement have the meaning given to them in the Scheme Document.

ENQUIRIES

RANDGOLD
Chief Executive Officer Mark Bristow	Finance Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com
CIBC (financial adviser to Randgold)
Neil Johnson	+44 20 7234 6000
Oliver Ward
Barclays (financial adviser and corporate broker to Randgold)
Paul Knight	+1 416 863 8900
Nishant Amin	+44 20 7623 2323
Andrew Tusa	+44 20 7623 2323
BARRICK
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com
M. Klein and Co. (financial adviser to Barrick)
David Friedman	+1-212-380-7500
Peter Seibold
Cyrus Hiramanek
Morgan Stanley (financial adviser to Barrick)
Colm Donlon	+44 207 425 8000
Richard Tory	+1 416 943 8400
Jan Lennertz	+1 212 761 4000

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. The Merger will be implemented solely by means of the Scheme Document, which contains the full terms and conditions of the Merger. Any decision in respect of, or other response to, the Merger should be made only on the basis of the information contained in the Scheme Document and this announcement

This announcement does not constitute a prospectus or prospectus equivalent document.

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document.

Cautionary note regarding forward-looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” or “forward-looking information” under applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this announcement include statements relating to the timing and scope of the Merger, the new ticker symbol of Barrick and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to: the ability to consummate the Merger; the ability of Barrick and Randgold to successfully integrate their respective operations and retain key employees; the potential impact of the Announcement, the Scheme Document, this announcement or the consummation of the Merger on relationships, including with employees, suppliers, customers and competitors; future market conditions; and changes in general economic, business and political conditions; the behaviour of other market participants; the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate; weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which Barrick and Randgold operate; changes in laws or in supervisory expectations or requirements; and the risk factors set out at Part 4 (Risk factors) of the Scheme Document and elsewhere in the Scheme Document. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including, but not limited to, under the Listing Rules and the Disclosure and Transparency Rules), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts, profit estimates or quantified financial benefits statements

No statement in this announcement or statement incorporated by reference into this announcement is intended to be or to be construed as a profit forecast, profit estimate or quantified financial benefits statement for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per Randgold Share or Barrick Share for the current or future financial years would necessarily match or exceed the respective historical published earnings or earnings per Randgold Share or Barrick Share or to mean that the New Barrick Group’s earnings in the first twelve months following the Merger, or in any subsequent period, following the Merger would necessarily match, or be greater than or be less than, those of Randgold and/or Barrick for the relevant preceding financial period or any other period.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Publication on Website

A copy of this announcement and all information incorporated into this announcement by reference to another source will be made available (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at http://www.randgoldresources.com and on Barrick’s website at www.barrick.com/a-new-champion by no later than 12 noon (Greenwich Mean Time) on the Business Day following the date of publication of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the content of these websites is not incorporated into and do not form part of this announcement.

Randgold Shareholders may request a copy of this announcement (and any information incorporated into it by reference to another source) in hard copy form. You may also request that all future documents, announcements and information sent to you in relation to the Merger should be in hard copy form. For persons who receive a copy of this announcement in electronic form or via a website notification, a hard copy of this announcement will not be sent unless so requested. Such requests may be made by contacting Computershare during business hours on 0370 707 4040 (+44 370 707 4040 if calling from outside the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ.

If you are a Randgold ADS Holder, you should instead make the request by writing to the Depositary, Citibank, N.A. The Depositary can also be reached by calling 1-877-248-4237 from within the US or (781) 575-4555 from outside the US or via email at citibank@shareholders-online.com.

Appendix 1 - UPDATED EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following dates are indicative only and are subject to change

Event	Expected time/date (or, where the event has occurred, actual date)
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Randgold Shares	28 December 2018
Last day for dealings in, and for registration of transfers of, Randgold ADSs	28 December 2018
Scheme Record Time	6.00 p.m. (Greenwich Mean Time) on 28 December 2018
Suspension of dealings in Randgold Shares on the London Stock Exchange	7.30 a.m. (Greenwich Mean Time) on 31 December 2018
Suspension of dealings in Randgold ADSs on NASDAQ	4.00 a.m. (Eastern Time) on 31 December 2018
Effective Date of the Scheme	9:00 a.m. (Greenwich Mean Time) on 1 January 2019
Cancellation of listing of Randgold Shares on the main market of the London Stock Exchange	8.00 a.m. (Greenwich Mean Time) on 2 January 2019
Cancellation of listing of Randgold Shares on NASDAQ	4.00 a.m. (Eastern Time) on 2 January 2019
Issue of New Barrick Shares	9.00 a.m. (Eastern Time) on 2 January 2019
Listing of New Barrick Shares on TSX under the ticker symbol “ABX” and on NYSE under the ticker symbol “GOLD”	9.30 a.m. (Eastern Time) on 2 January 2019
New Barrick Shares registered through the DRS	2 January 2019
Barrick CDIs credited to CREST accounts (in respect of Scheme Shares held in uncertificated form only)	2 January 2019 or 3 January 2019
Crediting of New Barrick Shares for Randgold ADS Holders	Within 14 days of the Effective Date
Despatch of statements of entitlement relating to New Barrick Shares held through DRS (in respect of Scheme Shares held in certificated form only) and payment of fractional entitlements	Within 14 days of the Effective Date
Latest date by which Scheme must be implemented	28 February 2019